July 8, 2025

Ronald South
Senior Vice President, Chief Financial Officer
Henry Schein Inc.
135 Duryea Road
Melville NY 11747

        Re: Henry Schein Inc.
            Form 10-K for Fiscal Year Ended December 28, 2024
            File No. 000-27078
Dear Ronald South:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services